April 15, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	System1, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Originally Filed April 13, 2022

Registration No. 333-262608

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Monday, April 18, 2022, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as System1, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Steven Stokdyk of Latham & Watkins LLP, counsel to the Company, at (213) 891-7421, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

System1, Inc.

By:	/s/ Daniel Weinrot
Daniel Weinrot
General Counsel

cc:	Michael Blend, Chief Executive Officer, System1, Inc.

Tridivesh Kidambi, Chief Financial Officer, System1, Inc.

Steven Stokdyk, Latham & Watkins LLP